SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)

                                  Copart, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    217204106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO.      217204106              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                3,864,494
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,864,494
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,864,494
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      217204106              SCHEDULE 13D/A         PAGE 3 OF 4 PAGES
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       The Schedule 13D filed on December 17, 2007 (the "Schedule 13D"), as amended by Amendment No. 1 filed on March 12, 2008 ("Amendment No. 1"), as amended by Amendment No. 2 ("Amendment No. 2") filed on October 15, 2008 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of Copart, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended and restated as follows:

       The 3,864,494 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $110.2 million. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.


Item 5.       Interest in Securities of the Company.

The first two paragraphs in Paragraph (a) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 83,334,225 Shares outstanding, which is the total number of Shares outstanding as of October 16, 2008 as reported in the Issuer's Definitive Proxy Statement filed on November 4, 2008.

       As of the close of business on December 8, 2008, the Reporting Person may be deemed to beneficially own 3,864,494 Shares constituting approximately 4.6% of the Shares outstanding.

Paragraphs (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (b) The Reporting Person has sole voting and dispositive powers over the 3,864,494 Shares, which powers are exercised by the Principals.

        (c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 2 is set forth in the table below. All of the transactions in Shares listed hereto were effected in open market purchases on the NASDAQ Global Market through various brokerage entities.

Date of Transaction       Shares Purchased (Sold)       Price Per Share ($)
-------------------       -----------------------       -------------------
     12/5/2008                   (482,182)                    25.62

     12/5/2008                   (587,511)                    25.71

     12/8/2008                   (260,463)                    25.96

     12/8/2008                   (239,537)                    26.08

     12/9/2008                   (259,150)                    25.08

     12/9/2008                   (215,850)                    25.40

     12/9/2008                    (25,000)                    25.46


        (e) 12/9/2008.

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CUSIP NO.      217204106              SCHEDULE 13D/A         PAGE 4 OF 4 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  December 9, 2008



                                                    JANA PARTNERS LLC

                                                    By: /s/ Barry Rosenstein
                                                        -----------------------
                                                    Name: Barry Rosenstein
                                                    Title: Managing Partner

                                                    By: /s/ Gary Claar
                                                        ------------------------
                                                    Name: Gary Claar
                                                    Title: General Partner